UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13E-3
RULE 13e-3 TRANSACTION STATEMENT
Under Section 13(e) of the Securities Exchange Act of 1934
(Amendment No. 4)
BANCINSURANCE CORPORATION

(Name of the Issuer)
Bancinsurance Corporation
Fenist, LLC
Fenist Acquisition Sub, Inc.
John S. Sokol
Barbara K. Sokol
Falcon Equity Partners, L.P.
Matthew D. Walter

(Name of Persons Filing Statement)
Common Shares, without par value

(Title of Class of Securities)
05945K-10-2

(CUSIP Number of Class of Securities)

Bancinsurance Corporation Attn: Matthew C. Nolan 250 East Broad Street, 7th Floor Columbus, Ohio 43215 (614) 220-5200	Fenist, LLC
Fenist Acquisition Sub, Inc.
John S. Sokol
Barbara K. Sokol
Falcon Equity Partners, L.P.
Matthew D. Walter
c/o John S. Sokol
250 East Broad Street, 7th Floor
Columbus, Ohio 43215
(614) 220-5200

(Name, Address and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf
of Persons Filing Statement)
Copies to:

Adam K. Brandt, Esq. Vorys, Sater, Seymour and Pease LLP 52 East Gay Street Columbus, Ohio 43215 (614) 464-6400	Arthur McMahon III, Esq. Taft Stettinius & Hollister LLP 425 Walnut Street, Suite 1800 Cincinnati, Ohio 45202 (513) 381-2838

and

Robert J. Tannous, Esq. Porter, Wright, Morris & Arthur LLP Huntington Center 41 South High Street Columbus, Ohio 43215 (614) 227-2000
This statement is filed in connection with (check the appropriate box):

☑	a.	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐	b.	The filing of a registration statement under the Securities Act of 1933.

☐	c.	A tender offer.

☐	d.	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☑

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐
Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**

$16,412,948	$1,170.24
☑	Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: $1,170.24
Form or Registration No.: Schedule 14A — Preliminary Proxy Statement
Filing Party: Bancinsurance Corporation
Date Filed: September 3, 2010

*	For purposes of calculating the filing fee only, the proposed maximum aggregate transaction valuation is $16,412,948, which is the sum of (1) the product of (a) the 1,704,788 common shares that are proposed to be converted into the right to receive the merger consideration, multiplied by (b) the merger consideration of $8.50 per share, plus (2) the product of (a) 681,000, the number of common shares underlying options to purchase such shares at a per share exercise price of less than $8.50, multiplied by (b) the amount by which the per share merger consideration of $8.50 exceeds the $5.68 per share weighted average exercise price of such options.

**	The filing fee, calculated in accordance with Exchange Act Rule 0-11(c)(1) and the Commission’s Fee Rate Advisory for Fiscal Year 2010, equals 0.0000713 ($71.30 per million dollars) multiplied by the total Transaction Valuation.

TABLE OF CONTENTS

INTRODUCTION	1
Item 15. Additional Information	2
Item 16. Exhibits	2
SIGNATURES	4

INTRODUCTION
     This Amendment No. 4 to Rule 13e-3 transaction statement on Schedule 13E-3 is being filed with the Securities and Exchange Commission (the “Commission”) jointly by the following persons (collectively, the “filing persons”): Bancinsurance Corporation, an Ohio corporation (“Bancinsurance”); Fenist, LLC, an Ohio limited liability company (“Acquiror”); Fenist Acquisition Sub, Inc., an Ohio corporation (“Acquisition Sub”); John S. Sokol; Barbara K. Sokol; Falcon Equity Partners, L.P., an Ohio limited partnership (“Falcon”); and Matthew D. Walter.
     This Amendment No. 4 to Schedule 13E-3 is being filed pursuant to Rule 13e-3(d)(3) to report the final results of the transaction that is the subject of this Schedule 13E-3. Except as set forth in this Amendment No. 4 to Schedule 13E-3, all information in this Schedule 13E-3 remains unchanged.

Item 15. Additional Information.
Item 1011 of Regulation M-A:
     (b) Other Material Information. Item 15(b) is hereby amended and supplemented as follows.
     On December 8, 2010, at a special meeting of Bancinsurance’s shareholders (the “Special Meeting”), Bancinsurance’s shareholders voted to adopt the Agreement and Plan of Merger, dated as of August 10, 2010, by and among Acquiror, Acquisition Sub and Bancinsurance (the “Merger Agreement”) and approve the merger contemplated thereby.
     On December 9, 2010, Bancinsurance filed a Certificate of Merger with the Secretary of State of the State of Ohio, pursuant to which Acquisition Sub merged with and into Bancinsurance, with Bancinsurance continuing as the surviving corporation (the “Merger”). As a result of the Merger, Bancinsurance became a wholly owned subsidiary of Acquiror. Under the terms of the Merger Agreement, at the effective time of the Merger, each common share, without par value (the “Common Shares”), of Bancinsurance was canceled and ceased to exist and, except for those Common Shares held by Bancinsurance or its subsidiaries, Acquiror or shareholders that perfect their dissenters’ rights under Ohio law, automatically converted into the right to receive $8.50 in cash, without interest (the “Merger Consideration”).
     Acquiror is owned, directly or indirectly, by John S. Sokol (the Chairman of Bancinsurance’s Board of Directors (the “Board”) and the Chief Executive Officer and President of Bancinsurance), Barbara K. Sokol (John S. Sokol’s mother), Falcon, Matthew D. Walter (a member of the Board) and certain other shareholders of Bancinsurance (collectively, the “Rollover Shareholders”). Immediately prior to the Merger, the Rollover Shareholders contributed to Acquiror all the Common Shares they beneficially owned (approximately 67% of the outstanding Common Shares entitled to vote at the Special Meeting), except for Common Shares underlying currently exercisable options.
     Before the effective time of the Merger, (1) all outstanding options to purchase Common Shares, whether or not exercisable or vested, were canceled and converted into the right to receive an amount in cash per option equal to the excess of the Merger Consideration over the per share exercise price of the option and (2) Bancinsurance paid such amount to the holders of the options.
     At the effective time of the Merger, each outstanding unvested restricted Common Share vested, was canceled and ceased to exist and, except for the restricted Common Shares held by Acquiror, automatically converted into the right to receive the Merger Consideration.
     Bancinsurance expects to promptly file a Certification and Notice of Termination of Registration on Form 15 with the Commission in order to deregister its Common Shares under Section 12(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and suspend Bancinsurance’s reporting obligations under Sections 13(a) and 15(d) of the Exchange Act.
Item 16. Exhibits.
Item 1016 of Regulation M-A:
(a)(1)	Definitive Proxy Statement for the Special Meeting of the Shareholders of Bancinsurance Corporation (incorporated by reference to the definitive proxy statement (the “Proxy Statement”) on Schedule 14A filed with the Commission on November 8, 2010).

(a)(2)	Form of Proxy Card filed with the Commission together with the Proxy Statement.

(a)(3)	Form of Letter to Shareholders filed with the Commission together with the Proxy Statement.

(a)(4)	Form of Notice of Special Meeting of Shareholders filed with the Commission together with the Proxy Statement.

(a)(5)	Press release, dated August 11, 2010, issued by Bancinsurance Corporation (incorporated herein by reference to Exhibit 99.1 of the Current Report on Form 8-K filed with the Commission by Bancinsurance Corporation on August 12, 2010).

(b)(1)	Commitment Letter, dated July 15, 2010, issued by Fifth Third Bank (incorporated herein by reference to Exhibit 3 to the Schedule 13D/A filed with the Commission by the reporting persons named therein on August 12, 2010).

(b)(2)	Credit Agreement dated October 27, 2010 by and between Bancinsurance Corporation, Fenist, LLC and Fenist Acquisition Sub, Inc. and Fifth Third Bank Corporation (incorporated herein by reference to Exhibit 4.1 of the Quarterly Report on Form 10-Q filed with the Commission by Bancinsurance Corporation on October 28, 2010).

(b)(3)	Term Loan Note dated October 27, 2010 by and between Bancinsurance Corporation, Fenist, LLC and Fenist Acquisition Sub, Inc. and Fifth Third Bank (incorporated herein by reference to Exhibit 4.2 of the Quarterly Report on Form 10-Q filed with the Commission by Bancinsurance Corporation on October 28, 2010).

(b)(4)	Revolving Note dated October 27, 2010 by and between Bancinsurance Corporation, Fenist, LLC and Fenist Acquisition Sub, Inc. and Fifth Third Bank (incorporated herein by reference to Exhibit 4.3 of the Quarterly Report on Form 10-Q filed with the Commission by Bancinsurance Corporation on October 28, 2010).

(b)(5)	Form of Continuing Security Agreements dated October 27, 2010 by and between Bancinsurance Corporation, Fenist, LLC and Fenist Acquisition Sub, Inc. and Fifth Third Bank (incorporated herein by reference to Exhibit 4.4 of the Quarterly Report on Form 10-Q filed with the Commission by Bancinsurance Corporation on October 28, 2010).

(b)(6)	Stock Pledge Agreement dated October 27, 2010 by and between Bancinsurance Corporation and Fifth Third Bank (incorporated herein by reference to Exhibit 4.5 of the Quarterly Report on Form 10-Q filed with the Commission by Bancinsurance Corporation on October 28, 2010).

(c)(1)	Opinion of Raymond James & Associates, Inc. (incorporated herein by reference to Appendix B of the Proxy Statement).

(c)(2)	Materials presented by Raymond James & Associates, Inc. to the Board of Directors of Bancinsurance Corporation on August 10, 2010.

(d)(1)	Agreement and Plan of Merger, dated August 10, 2010, by and among Bancinsurance Corporation, Fenist, LLC, and Fenist Acquisition Sub, Inc. (incorporated herein by reference to Appendix A of the Proxy Statement).

(d)(2)	Contribution and Voting Agreement, dated October 14, 2010, by and among Fenist, LLC, Falcon Equity Partners, L.P., John S. Sokol and Barbara K. Sokol (incorporated herein by reference to Appendix D of the Proxy Statement).

(d)(3)	Form of Contribution and Voting Agreement, dated October 14, 2010, by and between Fenist, LLC and certain Rollover Shareholders (incorporated herein by reference to Appendix E of the Proxy Statement).

(f)(1)	Section 1701.85 of the Ohio Revised Code (incorporated herein by reference to Appendix C of the Proxy Statement).

SIGNATURES
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: December 9, 2010

BANCINSURANCE CORPORATION
By:	/s/ Matthew C. Nolan
	Name:	Matthew C. Nolan
	Title:	Vice President, Chief Financial Officer, Treasurer and Secretary

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: December 9, 2010

FENIST, LLC
By:	/s/ John S. Sokol
	Name:	John S. Sokol
	Title:	Managing Member

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: December 9, 2010

FENIST ACQUISITION SUB, INC.
By:	/s/ John S. Sokol
	Name:	John S. Sokol
	Title:	President

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: December 9, 2010

/s/ John S. Sokol
John S. Sokol

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: December 9, 2010

/s/ Barbara K. Sokol
Barbara K. Sokol

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: December 9, 2010

FALCON EQUITY PARTNERS, L.P.
By:	/s/ John S. Sokol
	Name:	John S. Sokol
	Title:	Managing General Partner

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: December 9, 2010

/s/ Matthew D. Walter
Matthew D. Walter

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